Managed Portfolio Series
c/o U.S. Bancorp Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

January 20, 2022

VIA EDGAR TRANSMISSION

Ms. Rebecca Marquigny
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:    Managed Portfolio Series (the “Trust”)
File Nos.: 333-172080 and 811-22525
Ecofin Sustainable Water Fund (S000075110)

Dear Ms. Marquigny,
The purpose of this letter is to respond to the comments you provided regarding the Trust’s Post-Effective Amendment (“PEA”) No. 517 to its Registration Statement on Form N-1A (the “Registration Statement”), filed for the purpose of adding the Ecofin Sustainable Water Fund (the “Fund”) as a series of the Trust. PEA No. 517 was filed with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on Form N‑1A on November 12, 2021 (Accession No. 0000894189-21-007975).
For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.
The Trust’s responses to your comments are as follows:
Prospectus - Summary Section - Fees and Expenses of the Fund
1.SEC Staff Comment: In the Fees and Expenses of the Fund table, please include the words “and examples below” at the end of the second sentence per Item 3 of Form N-1A.
Response: The Trust responds by updating the relevant disclosure as follows:
“This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may be required to pay brokerage commissions on your purchases and sales of Institutional Class shares of the Fund from a financial intermediary, which are not reflected in this table and examples below.”
2.SEC Staff Comment: If no redemption fee is being charged by the Fund, you may remove that line item from the Fees and Expenses of the Fund table.

Response: The Trust responds by removing the “Redemption Fee” line item from the Fees and Expenses of the Fund table.
3.SEC Staff Comment: As is done in the third footnote to the Fees and Expenses of the Fund table, please provide the full name of the Adviser in the Prior Related Performance section on page 27.
Response: The Trust responds by making the suggested revision.
Prospectus - Summary Section - Example
4.SEC Staff Comment: If the reimbursement arrangement will be reflected in the expense examples, please revise the preamble to explain that the example assumes the contractual waiver in the first year.
Response: The Trust responds by revising the preamble as follows:
“This Example is intended to help you compare the costs of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The fee waiver/expense reimbursement arrangement discussed in the table above is reflected only in the first year of the periods shown in the Example. You may be required to pay brokerage commissions on your purchases and sales of Institutional Class shares of the Fund from a financial intermediary, which are not reflected in the example. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:”
Prospectus - Summary Section - Principal Investment Strategies
5.SEC Staff Comment: Please clarify that the clause “advance environmental protection and remediation” means “water-related” protection and remediation. Also, for clarity, please refer to water-related environmental infrastructure.
Response: The Trust responds by updating the relevant disclosure as follows:
“Under normal circumstances, the Fund will invest primarily in equity securities of companies that design, build, own and operate water and water-related environmental infrastructure, as well as companies that provide the technology, equipment, and services to transport, treat and test water and advance water-related environmental protection and remediation.”
6.SEC Staff Comment: For purposes of the Fund’s 80% policy and compliance with Rule 35d-1 (the “Names Rule”), please define the following terms with greater specificity: “Global water and environmental infrastructure and technology companies.” Please define particularly the scope of “Sustainable Water Universe,” and the scope of “Sustainable Water Companies” in terms of some kind of objective criteria, or in reference to some measurable or quantitative standard.
Response: The Trust responds by updating the relevant disclosure as follows:

“The Fund will invest at least 80% of its total assets in equity securities of global water and water-related environmental infrastructure and technology companies, which consist of companies deriving at least 50% of their revenues or profit from or devoting at least 50% of their assets to activities related to improving water infrastructure, water technology and process innovations, environment, such as environmental engineering and consulting, environmental protection and remediation, and advancement of biodiversity~~, or other water and environmental related activities~~.”

7.SEC Staff Comment: The Fund’s Principal Investment Strategies states, “The Fund’s investments in equity securities may include investments in other investment companies, real estate investment trusts (“REITs”), foreign investment funds, preferred stocks, rights, warrants, convertible securities, and initial public offerings.” Please include only investments in which the Fund will invest principally to achieve its investment objective.
Response: The Trust responds by removing the relevant disclosure from its Item 4 Principal Investment Strategies section. The Trust additionally responds by updating its Item 9 disclosure as follows:

“The Fund~~’s investments in equity securities~~ may invest ~~include investments~~ in other investment companies, real estate investment trusts (“REITs”), foreign investment funds, preferred stocks, rights, warrants, convertible securities, and initial public offerings. The Fund will be invested in a range of both developed and non-developed markets.”

The Trust additionally responds supplementally that it believes the use of “may include” intends to provide flexibility for the Fund to include a number of different investment types in its portfolio without implying that the Fund will at all times be invested in the types of securities discussed.

8.SEC Staff Comment: The Fund’s Principal Investment Strategies states, “The Sustainable Water Universe is a global investment universe that includes companies mainly based in North America, Europe and Asia, but also includes companies in other regions to a lesser extent.” If the Fund anticipates concentrating in any particular geographic region, please identify the region (e.g., the Amazon rainforest) and provide appropriate corresponding risk disclosure. Additionally, if a particular geographic region will be concentrated in for currency exposures, identify those risks as principal.
Response: The Trust responds by noting that the Fund does not anticipate concentrating in any particular geographic region as a principal investment strategy, nor does it anticipate concentrating in any particular region’s currency principally.
9.SEC Staff Comment: The Fund’s Principal Investment Strategies states, “The Fund will concentrate in industries represented by Sustainable Water Companies. Sustainable Water Companies currently includes the following industries: industrials, utilities, chemicals, infrastructure, waste, water, engineering & construction, materials, information technology, health care and other related water and environmental industries.” The Staff takes the position that the Fund cannot reserve the right to concentrate in an industry at-will. If the Adviser intends to concentrate in these industries, please say so. If not, supplementally revise and explain the operation of the concentration strategy.
Response: The Trust responds supplementally that the Fund does not intend to reserve the right to concentrate in any industry at-will. Rather, the Fund will be concentrated in these industries collectively.

10.SEC Staff Comment: The Fund’s Principal Investment Strategies states, “The Fund may invest up to 15% of its total assets in debt securities, including but not limited to debt securities issued or guaranteed by the U.S. government or government-related entities.” Please disclose any limits on the type of debt with respect to maturity, duration, or investment grade limits. If the Fund does not have such limits, please state so.
Response: The Trust responds by updating the relevant disclosure as follows:
“The Fund may invest up to 15% of its total assets in debt securities, including but not limited to debt securities issued or guaranteed by the U.S. government or government-related entities. The Fund may invest in such securities without regard to maturity, duration, or investment grade limits.”
11.SEC Staff Comment: The Fund’s Principal Investment Strategies states, “The Sub-Adviser will target active weights towards those investments that it believes would benefit from long-term structural trends related to solving water scarcity and quality issues to improve health, human safety, and the environment.” Please explain what that means in plain English.
Response: The Trust responds by revising the disclosure as follows:
“The Sub-Adviser will target ~~active weights towards~~ portfolio weightings that emphasize those investments that ~~it~~ the Sub-Adviser believes would benefit from long-term structural trends related to solving water scarcity and quality issues to improve health, human safety, and the environment.”
12.SEC Staff Comment: With respect to the Sub-Adviser’s three-pronged research approach, please clarify what “sensitivities to key drivers” means in plain English.
Response: The Trust responds by revising the disclosure as follows:
The Sub-Adviser utilizes a three-pronged research approach to construct the Fund’s portfolio, which assesses (1) qualitative factors, such as a company’s asset quality, management, stability of cash flows and environmental, social, governance (“ESG”) factors; (2) quantitative factors, such as growth prospects~~,~~ and liquidity position ~~and sensitivity to key drivers~~, and; (3) relative value through the analysis of valuation models and equity market indicators. These weightings can change over time, relative to changes in fundamental outlook, corporate strategy, share prices, regulatory changes or other factors such as, but not limited to, balance sheet and liquidity considerations, ESG risk considerations, project success or jurisdictional policy issues.

The Sub-Adviser incorporates ESG research into its investment process in an effort to provide better risk-adjusted returns to investors. For example, the Sub-Adviser uses in-house ESG research undertaken by the portfolio managers and ratings provided through a third-party data provider to assist in determining weightings across the entirety of the portfolio.”

13.SEC Staff Comment: The Fund’s Principal Investment Strategies states, “The Sub-Adviser incorporates ESG research into its investment process.” Please enhance the meaning of this sentence.
Response: The Trust responds by updating the relevant disclosure, per the response to comment 12.

14.SEC Staff Comment: The Principal Investment Strategies section discloses that the ESG risk considerations include consideration of “Adverse policy support.” Please explain what adverse policy support means and how it is relevant to environmental considerations.
Response: The Trust responds by removing the relevant disclosure, and supplementally noting that it is a consideration related to adverse impacts concerning recent changes to the European Union.

15.SEC Staff Comment: The Principal Investment Strategies section states, “The investment team may also seek to actively engage with portfolio companies to drive continuous business improvement in their ESG & sustainability practices and metrics, including but not limited to direct dialogue with senior leadership, active proxy voting and coordination with other owners.” If the Adviser will seek to do so as a principal investment strategy, please state that they “will” do so, rather than they “may.” Additionally, if the investment team will seek to engage with portfolio companies as a principal investment strategy, please describe the circumstances in which they will contact senior leadership and seek to influence decisions.
Response: The Trust responds by updating the relevenat disclosure as follows:
“The investment team may also seek to actively engage with portfolio companies to drive continuous business improvement in their ESG & sustainability practices and metrics, including but not limited to direct dialogue with senior leadership, active proxy voting and coordination with other owners. Decisions to engage with portfolio companies generally arises from opportunities to influence decisions when action (or inaction) would impact a company’s ESG rating. Decisions relating to proxies, corporate actions and events are made on a case-by-case basis.”

16.SEC Staff Comment: Please remove the reference to the “Prior Related Performance” section from the Fund’s Principal Investment Strategies section.
Response: The Trust responds by removing the relevant disclosure.
Prospectus - Summary Section - Principal Investment Risks
17.SEC Staff Comment: Please mirror the Item 4 and Item 9 risks, as there are some differences in wording.
Response: The Trust responds by making the suggested revisions.

18.SEC Staff Comment: With respect to the Fund’s water industry risk disclosure, please include a somewhat more substantive description of the unique industry-related risks the Fund’s exposure to the water industry creates.
Response: The Trust responds by updating the relevant risk disclosure as follows:
“Water Industry Risk. The water industry can be significantly affected by economic trends or other conditions or developments, such as the availability of water, the level of rainfall and occurrence of other climatic events, changes in water consumption, new technologies relating to the supply of water, and water conservation. The industry can also be significantly affected by environmental considerations, taxation, government regulation (including the increased cost of compliance), inflation, increases in interest rates, price and supply fluctuations, increases in the cost of raw materials and other operating costs, technological advances, and competition from new market entrants.”
19.SEC Staff Comment: With respect to the Fund’s concentration risk disclosure, it states that the Sustainable Water Universe presents more risk than if it were broadly diversified over numerous industries and sectors of the economy. However, the Principal investment Strategy states that Sustainable Water Companies are currently spread across ten or greater industries. Please reconcile those two statements.
Response: The Trust responds by updating the relevant risk disclosure as follows:
“Concentration Risk.  Because the Fund’s assets will be concentrated in the Sustainable Water Universe, the Fund is subject to loss due to adverse occurrences that may affect those industries. ~~The Fund’s focus in the Sustainable Water Universe presents more risk than if it were broadly diversified over numerous industries and sectors of the economy.~~ An inherent risk associated with any investment focus is that the Fund may be adversely affected if a small number of its investments perform poorly.”
20.SEC Staff Comment: The Staff notes that the Fund includes illiquid investments risk disclosure. If the Fund will invest principally in illiquid investments or restricted securities, please disclose so in the in the Fund’s Principal Investment Strategies section.
Response: The Trust responds by supplementally stating that the Fund does not intend to invest principally in illiquid investments or restricted securities. The Trust additionally responds by removing the relevant risk disclosure.
21.SEC Staff Comment: The Staff notes that the Fund’s Principal Investment Risks include both Investment Company Risk and Investment Company and RIC Compliance Risk. Please reconcile any differences between the two risk factors.
Response: The Trust responds by removing the “Investment Company Risk” from the Fund’s Principal Investment Risks in both Item 4 and Item 9.
22.SEC Staff Comment: Please move the ESG risk forward so it appears much closer to the beginning or explain why that would not be appropriate.
Response: The Trust responds by making the suggested revision to both Item 4 and Item 9.
23.With respect to the Fund’s government-sponsored entities risk, REIT risk, initial public offering risk, derivatives risk disclosure, commodities risk, and hedging risk, please explain how they are used in the portfolio construction process to achieve the Fund’s investment objective. Alternatively, if they will not be used principally, please remove them from the Fund’s Item 4 disclosure.
Response: The Trust responds supplementally that it does not intend to invest principally in the above-named investment types, and as a result is not subject to their corresponding risks. The Trust additionally responds by removing the relevant risk disclosure.

Prospectus - Summary Section - Who Should Invest
24.SEC Staff Comment: In the “Who Should Invest” section, the disclosure states that the Fund may be an appropriate investment for investors who are seeking . . . “A portfolio offering a diversified geographic exposure to companies that possess a variety of project asset locations, including investing in currencies other than USD, typically on an unhedged basis.” Please add clarifying principal strategy disclosure that provides a basis for this statement.
Response: The Trust responds by supplementally by noting that the Fund will not invest in foreign currencies on an unhedged basis as a principal strategy. The Trust additionally responds by updating the relevant disclosure as follows:

“Before investing in the Fund, investors should consider their investment goals, time horizons and risk tolerance. The Fund may be an appropriate investment for investors who are seeking:

•An investment vehicle for accessing a portfolio of companies which are involved in the design, construction, ownership, and operation of water and environmental infrastructure, as well as companies that provide the technology, equipment, and services to transport, treat and test water and advance environmental protection and remediation;
•A traditional flow-through mutual fund structure with daily liquidity at NAV;
•Simplified tax reporting through a Form 1099;
•A portfolio offering a diversified geographic exposure to companies that possess a variety of project asset locations~~, including investing in currencies other than USD, typically on an unhedged basis~~;
•A fund offering the potential for long-term total return;
•A fund that may be suitable for retirement and other tax exempt accounts;
•Potential diversification of their overall investment portfolio; and
•Professional securities selection and active management by an experienced adviser.”

Prospectus - Summary Section - Performance
25.SEC Staff Comment: Please revise the preamble to the Performance section to conform more closely to the language of Item 4(b)(2)(i) and add the missing bracketed information.
Response: The Trust responds by updating the relevant disclosure as follows:
Performance
When the Fund has been in operation for a full calendar year, performance information will be shown here. The Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future. Updated performance information will be available at oef.ecofininvest.com.

Prospectus - Additional Fund Information - Principal Investment Strategies
26.SEC Staff Comment: With respect to the Fund’s proprietary risk models, which include qualitative, quantitative, and relative value analyses, please provide more information about how these risk models work.
Response: The Trust responds by updating the relevant disclosure as follows:
“The Sub-Adviser utilizes a three-pronged research approach, which incorporates ESG research determined through a combination of both in-house research undertaken by the portfolio managers, as well as ratings provided through a third-party data provider. The Sub-Adviser uses its three-

pronged research approach on an ongoing basis across the entirety of the portfolio, and includes qualitative, quantitative, and relative value analyses:

•Qualitative analysis: The Sub-Adviser uses proprietary risk models, which assess a company’s asset quality, management, stability of cash flows and ESG factors.
•Quantitative analysis: The Sub-Adviser employs proprietary financial models to understand growth prospects~~,~~ and liquidity position ~~and sensitivities to key drivers~~.
•Relative value analysis: Valuation models and equity markets indicators guide portfolio weightings; screening tables allow the investment team to compare companies and stocks according to different criteria (for example, regulatory risk profile, valuation metrics, ESG scores, historical valuation ranges, etc.).

The Sub-Adviser incorporates ESG research into its investment process in an effort to provide better risk-adjusted returns to investors. The Sub-Adviser assigns each potential investment with a risk rating based on an evaluation of the proprietary risk models, which corresponds to a maximum or minimum possible position size in the portfolio. The Sub-Adviser’s investment team supplements the risk models with proprietary information (e.g., financial information, ESG considerations, information related to valuation) to determine final weights for securities in the portfolio.”

27.SEC Staff Comment: With respect to the derivatives disclosure under “The Fund’s Targeted Portfolio Securities” section, it states “The Fund may invest in futures, options and swap contracts on equity and debt securities, equity and debt indices and commodities … (ii) for which the initial margin and premiums do not exceed 5% of its net assets, in each case excluding bona fide hedging.” Please explain what “in each case excluding bona fide hedging transactions” means in plain English.
Response: The Trust responds by updating the relevant disclosure as follows:
“To manage risk, seek particular portfolio exposure as a substitute for a comparable market position in the underlying exposure, and/or to enhance return (including through the use of leverage), the Fund may invest in derivatives including options, futures, swap contracts and combinations of these instruments. The Fund may invest in futures, options and swap contracts on equity and debt securities, equity and debt indices and commodities (i) with aggregate net notional value of up to 100% of the Fund’s net assets, or (ii) for which the initial margin and premiums do not exceed 5% of its net assets~~, in each case excluding bona fide hedging transactions~~.”

Prospectus - Additional Fund Information - Principal Risks of Investing in the Fund
28.SEC Staff Comment: Please expand the Fund’s Item 9 ESG risk significantly.
Response: The Trust responds by updating the relevant risk disclosure as follows:
“ESG Risk. Applying ESG criteria to the investment process may exclude securities of certain issuers for non-investment reasons and therefore the Fund may forgo some market opportunities available to funds that do not use ESG criteria. Securities of companies with ESG practices may shift into and out of favor depending on market and economic conditions, and the Fund's performance may at times be better or worse than the performance of funds that do not use ESG criteria. Information used by the Sub-Adviser to evaluate the ESG rating of the Fund’s portfolio or any individual security may not be readily available, complete or accurate, and may vary across providers and issuers, as ESG is not a uniformly defined characteristic.”
29.SEC Staff Comment: On page 20, the Fund’s Item 9 derivatives risk disclosure states, “There can be no assurance that regulation of derivative instruments and markets will not have a material adverse effect on the Fund or will not impair the ability of the Fund to implement certain derivative strategies or to achieve its investment objective.” Please rewrite in plain English.
Response: The Trust responds by revising the disclosure as follows:
“Derivatives Risk. The Fund may utilize derivatives. Many of the risks applicable to trading the instruments underlying derivatives are also applicable to derivatives trading. However, there are additional risks associated with derivatives trading that may be greater than the risks associated with investing directly in the underlying instruments. Investing in derivatives may involve the use of highly specialized instruments that require investment techniques and risk analyses different from those associated with other investments. Derivatives can be highly volatile, illiquid and difficult to value, and changes in the value of a derivative held by the Fund may not correlate with the underlying instrument or other investments. Additional risks include, but are not limited to the possible default of the counterparty to the transaction, illiquidity of the derivative investments or leverage risk. Furthermore, the ability to successfully use these techniques depends on the Adviser’s or Sub-Adviser’s ability to predict pertinent market movements, which cannot be assured. Additionally, amounts paid by the Fund as premiums and cash, or other assets segregated as collateral with respect to derivatives, are not otherwise freely available for investment purposes. ~~There can be no assurance that regulation of derivative instruments and markets will not have a material adverse effect on the Fund or will not impair the ability of the Fund to implement certain derivative strategies or to achieve its investment objective. In addition, changes~~ Changes in government regulation of derivatives could affect the character, timing and amount of the Fund’s taxable income or gains. The Fund’s use of derivatives may be limited by the requirements for taxation of the Fund as a regulated investment company. A more complete discussion of derivatives and their risks is included in the Fund's Statement of Additional Information (“SAI”) under the heading “Options, Futures and Other Strategies.”
Prospectus - The Portfolio Managers’ Prior Performance
30.SEC Staff Comment: Please supplementally represent that the Fund has the records necessary to support the calculation of performance as required by Rule 204-2(a)(16) under the Investment Advisers Act. The Investment Advisers Act recordkeeping requirement may be a particular problem for private accounts and unregistered funds. If registrants have question about the recordkeeping obligations, please contact their office of chief counsel.
Response: The Trust responds supplementally confirming that the Adviser has the records to support the performance calculation shown.
31.For purposes of determining which No-Action Relief the Fund is relying on, please specify whether the prior related performance shown is the performance achieved by the individual portfolio managers, the Sub-Adviser, or the Adviser, and additionally provide a supplemental legal analysis for why the Fund may rely on such relief.

Response: The historical performance of the Sub-Adviser is being presented in reliance on Growth Stock Outlook Trust, Inc., SEC No-Action Letter (April 15, 1986) and Nicholas-Applegate Mutual Funds, SEC No-Action Letter (Feb. 7, 1997). In both letters, the SEC staff agreed that a fund may include in its prospectus the private account performance of the fund’s adviser, provided that such information is not presented in a misleading manner and does not obscure or impede understanding of information that is required to be included in the prospectus. Specifically, the SEC staff agreed that the disclosure of private account performance information of the fund’s adviser in the fund’s prospectus would not be misleading or impede the understanding of information required in the fund’s prospectus, provided that:

•the Composite performance information includes all of the adviser’s private clients’ accounts which were managed with investment objectives, policies, and strategies substantially similar to those of the fund;
•the private account performance is accompanied by disclosure to the effect that the private account performance does not represent the historical performance of the fund and should not be interpreted as indicative of the future performance of the fund;
•the adviser’s private account performance is not given greater prominence from the fund’s performance;
•the private account performance composite is compared to an appropriate securities index; and
•the private account performance composite is accompanied by disclosure that private accounts are not subject to certain investment limitations, diversification requirements, and other restrictions imposed by the 1940 Act and the Internal Revenue Code, which, if applicable, may have adversely affected the performance result of the private account composite.

As noted above, the performance information of the Composite consists of all of the Sub-Adviser’s accounts which were managed with investment objectives, policies, and strategies substantially similar to those of the Fund. The Composite performance information is not given greater prominence than the Fund’s performance and, instead, appears later in the prospectus in the Management section. There is prominent disclosure that the Composite’s performance does not represent the historical performance of the Fund and that the Composite’s performance is not indicative of the future performance of the Fund. Finally, the Composite is compared to an appropriate securities index (the S&P Global Water Net Total Return Index) and is accompanied by the following revised disclosure:

Accordingly, the Registrant respectfully submits that the performance information of the Composite is consistent with the representations upon which the SEC staff provided relief in Growth Stock Outlook Trust, Inc. and Nicholas-Applegate and therefore is not presented in a misleading manner and does not impede understanding of information that is required in the Fund’s prospectus.

32.Given that the Fund employs an Adviser and Sub-Adviser, please replace references to the “Investment Adviser” with the specific entity. Additionally, since the strategy is focused on sustainable water infrastructure, please supplementally confirm that the liquidity profile of the composite’s holdings would be consistent with the requirements for an open-end fund.
Response: The Trust responds by confirming that all applicable references to the “Investment Adviser” have been replaced with the “Sub-Adviser,” including the disclosure regarding the Composite performance information discussed above in response to Comment 31.

“The Fund is newly organized and has no performance record of its own. The following table sets forth historical composite performance information for all accounts (each an “Account”) managed by the Sub-Adviser on a discretionary basis with investment objectives, policies and strategies substantially similar to those of the Fund (the “Composite”). The Portfolio Managers have been jointly and primarily responsible for the management of such accounts since July 1, 2015 with the same degree of discretion as they have with respect to the Fund. Performance data for the Composite is provided to illustrate the past performance of the Sub-Adviser in managing substantially similar accounts as measured against the specified market index and does not represent the performance of the Fund. The Accounts are separate and distinct from the Fund. Performance data for the Composite is not intended as a substitute for the Fund’s performance and should not be considered a prediction of the future performance of the Fund or the Sub-Adviser.”
33.SEC Staff Comment: The Portfolio Managers’ Prior Performance section states that all returns shown are presented after the deduction of the fees and expenses. If correct, clarify that returns are shown net of all fees and expenses.
Response: The Trust responds by revising the relevant disclosure as follows:
“All returns are presented ~~after the deduction~~ net of ~~the~~ all fees and expenses applicable to each account in the Composite, including investment advisory fees, brokerage commissions, and execution costs paid by the composite accounts without provision for federal or state income taxes.”
Prospectus - Appendix A
34.SEC Staff Comment: With respect to the Fund’s Appendix A, please describe investor eligibility in terms of reference information that is not disclosed. Please review these overall and make sure that the conditions provided give investors enough information to know if it applies to them.
Response: The Trust respectfully declines to make the requested change because it believes that the current disclosure appropriately identifies the “class of individuals or transactions” to which the front-end sales charge waivers and discounts apply, in accordance with Item 12(a)(2) of Form N-1A. Furthermore, the Trust believes that listing the introducing broker-dealers or independent registered investment advisers identified in the referenced paragraph and the policies and procedures identified in the bullet point is impractical because such list and policies and procedures are subject to frequent changes, certain of which, with respect to the referenced paragraph, may result from actions taken by financial intermediaries without the Trust’s knowledge.

SAI

35.SEC Staff Comment: In the Fundamental and Non-Fundamental Investment Limitations section, the Staff notes that the language would permit the fund to concentrate in multiple industries. Please clarify with more specificity the circumstances under which the Fund intends and is required to concentrate in any one of those industries.
Response: The Trust responds supplementally that the Fund will be concentrated in these industries collectively.

We trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact the undersigned at (402) 926-8068.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Joseph M. Destache
Joseph M. Destache
Secretary